                                                                             January 31, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

The Zweig Fund, Inc.
CIK 0000812090
(File No. 333-214955)

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on January 24 and January 31, 2017 pertaining to the Joint Proxy Statement/Prospectus that was filed on Form N-14 8C by The Zweig Fund, Inc. on December 7, 2016. Where noted, changes, as applicable, have been made to the proxy statement/prospectus.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:	Please confirm that the administrative fee waiver will be filed as an exhibit to the N-14.

	Response:	The Registrant confirms that the administrative fee waiver will be filed as an exhibit to the N-14.

2.	Comment:	In the section Portfolio Managers on page 34, provide a statement that all the portfolio managers are jointly and primarily responsible for managing the Fund.

	Response:	Disclosure has been added to reflect that Mr. Smith, Ms. Luecke and Mr. Albrycht are jointly and primarily responsible for managing each Fund.

3.	Comment:	Please confirm that a new auditor consent will be filed as an exhibit to the amended N-14.

	Response:	The Registrant confirms that a new auditor consent will be filed as an exhibit to the amended N-14.

EDGAR Operations Branch
January 31, 2017

4.	Comment:	Please add a statement in the Q&A section and in the discussion of Proposal 2 that the Funds are trading at a discount and the combined fund may continue to trade at a discount, and that the Acquiring Fund’s discount is bigger than that of the Acquired Fund.

	Response:	The following disclosure has been added at the end of the second paragraph in the Answer to Question 5:

“Shares of each of DCA and ZF are currently trading at a discount to their net asset value, and shares of ZF are currently trading at a larger discount than shares of DCA. While management expects the Reorganization to result in a smaller discount, there is no guarantee the discount will be reduced, and ZF may continue to trade at a discount after the Reorganization, including a bigger discount.”

The following statement has been added after the first sentence in the first paragraph of Proposal 2:

“Shares of ZF currently trade at a discount, and the issuance of additional shares can increase the discount.”

* * *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Bill Renahan, Esq.
Ann Flood